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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 14)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 14 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 19, 1998, the Florida Department announced that it had scheduled separate hearings to consider the AIG Florida Form A Proceedings and the Parent Florida Form A Proceedings for March 17, 1998 and March 19, 1998, respectively. The Florida Department also determined to permit Parent and Parent Sub to intervene in AIG's proceeding.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(18) Text of Press Release issued by Parent on February 19, 1998.

   (a)(19) Newspaper Advertisement published February 20, 1998.

   (a)(20) Text of Press Release issued by Parent on February 20, 1998.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                EXHIBIT INDEX

  EXHIBIT NO.
---------------
     (a)(18)     Text of Press Release issued by Parent on February 19, 1998.

     (a)(19)     Newspaper Advertisement published February 20, 1998.

     (a)(20)     Text of Press Release issued by Parent on February 20, 1998.


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